

May 11, 2011

<u>Via E-mail</u>

Robert J. Devers
Chief Financial Officer
Metalline Mining Company
885 West Georgia Street, Suite 2200
Vancouver, B.C. V6C 3E8

      Re: **Metalline Mining Company**

               Registration Statements on Form S-3
               Filed March 11, 2011
               File No. 333-172789
               Filed March 16, 2011
               File No. 333-172868

               Annual Report on Form 10-K for fiscal year ended October 31, 2010
               Filed January 14, 2011
               File No. 001-33125

Dear Mr. Devers:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statements on Form S-3</u>

<u>General</u>

1.   We remind you of prior comment one from our letter to you dated April 11, 2011.

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

General

2.   Consistent with the guidance in Industry Guide 7, development activities refer to the preparation of an established commercially minable deposit (reserves) for extraction. As you have not yet established reserves on any of your properties, discussion of development activities is premature and potentially confusing to investors. To reduce the possibility of investor confusion, as previously requested, disclosure throughout your filing should be revised to remove all references to development activities. Alternatively, in each case where you discuss development activities, you should provide additional disclosure that clarifies that you have not established reserves, that you are in the exploration stage and that you may never enter the development or production stages. In connection with this, please note that, while our prior comment number two identified certain examples where you discussed development activities, this was not intended to be an exhaustive list. Review the disclosure throughout your filing and revise as necessary. Note that similar considerations apply to discussion of "mining" activities.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-13

Note 14 – Segment Information, page F-40

3.   We have considered your response to prior comment number eight from our letter dated April 11, 2011 and will not object to your conclusion that aggregation of your separate operating segments is appropriate while your projects remain in the exploration stage. However, in the event that either of your projects advances to either the development or production stage, we would expect that differences in the regulatory environments and the types and costs of development and production activities at the separate projects would preclude a conclusion that aggregation remained appropriate.

4.   To aid investor understanding of the extent of the activities at each of your properties while they remain in the exploration stage, expand the disclosure here or elsewhere in the notes to your financial statements to disclose the amount of exploration and property holding costs incurred for each property for the periods presented.

5.   The captions for the two tabular presentations of geographic information both indicate that the amounts presented are identifiable assets. Review and revise the captions as needed.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335, or Bradshaw Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Theresa M. Mehringer
        Burns Figa & Will, P.C.